UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Transwitch Corporation

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

894065101

(CUSIP Number)

Jeffrey C. Soza, Esq.

Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP

10250 Constellation Blvd,.19th Floor

Los Angeles, CA 90067

(310) 553-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24 2008*

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*  This filing reports immaterial changes in the number of shares of common stock owned by certain of the reporting persons.

CUSIP No. 894065101

1.	Names of Reporting Persons Brener International Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,700,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,700,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.03%

14.	Type of Reporting Person (See Instructions) 00

*              Percentage calculated on the basis of 133,239,414 shares of common stock issued and outstanding on April 30, 2008, as set forth in Transwitch Corporation’s Form 10-Q filed on May 9, 2008, for the period ending March 31, 2008.

CUSIP No. 894065101

1.	Names of Reporting Persons Marbre Services LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,100,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 5,100,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,100,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.83%

14.	Type of Reporting Person (See Instructions) 00

*              Percentage calculated on the basis of 133,239,414 shares of common stock issued and outstanding on April 30, 2008, as set forth in Transwitch Corporation’s Form 10-Q filed on May 9, 2008, for the period ending March 31, 2008.

CUSIP No. 894065101

1.	Names of Reporting Persons Clive Fleissig

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 75,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .06%

14.	Type of Reporting Person (See Instructions) IN

*              Percentage calculated on the basis of 133,239,414 shares of common stock issued and outstanding on April 30, 2008, as set forth in Transwitch Corporation’s Form 10-Q filed on May 9, 2008, for the period ending March 31, 2008.

This Amendment No. 3 amends and supplements the Statement on Schedule 13D filed on December 31, 2007, as amended on January 31, 2008 and May 14, 2008 (as amended the “Schedule 13D) filed with the Securities and Exchange Commission by Brener International Group, LLC (“BIG”), Marbre Services, Ltd. and Clive Fleissig relating to the common stock, par value $.001 per share of Transwitch Corporation (the “Company”).  Capitalized terms used herein and not otherwise defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

1.             Item 3 of the Schedule 13D is hereby amended and restated as follows:

The purchase price for the shares of common stock beneficially owned by BIG and Marbre was funded from cash and cash equivalents on hand.  The purchase price for the shares of common stock beneficially owned by Mr. Fleissig was funded from personal funds.  The aggregate purchase price of the shares by BIG, Marbre and Mr. Fleissig was approximately $3,408,663, $6,978,996 and $104,000, respectively.

2.             Item 5 of the Schedule 13D is herby amended and restated as follows:

(a) – (b)  The following table sets forth information with respect to the shares beneficially owned by each person or entity named in Item 2 hereof.

Name	Number of Shares	Percent of Outstanding(1)

Brener International Group	2,700,000	2.03%
Marbre Services, Ltd.	5,100,000	3.83%

Clive Fleissig	75,000.06%

(1) *       Computed on the basis of 133,239,414 shares of common stock issued and outstanding on April 30, 2008 as set forth in the Issuer’s Form 10-Q filed on May 9, 2008, for the period ending March 31, 2008.

(c)  The table included in Appendix A sets forth transactions in shares by the Filing Person since transactions were last reported.

(d)  No person other than the Filing Persons has the right to receive or power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares.

(e)  Not applicable.

3.                                       Except as specifically provided herein, this amendment does not modify any of the information previously reported in the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 24, 2008
Brener International Group, LLC

	By:	GABRIEL BRENER
Name: Gabriel Brener
Title: Chairman and Chief Executive Officer

Marbre Services, Ltd.

	By:	RUDY VALNER
Name: Rudy Valner
Title: Authorized Agent

CLIVE FLEISSIG
Clive Fleissig

Appendix A

The following table sets forth transactions in Transwitch Corporation shares by Brener International Group since transactions were last reported.  All transactions were effected in the open market

Date	Number of Shares	Cost

6/3/2008	14,300	$12,297
6/4/2008	86,500	$77,971
6/4/2008	35,039	$32,369
6/6/2008	14,161	$13,028
7/1/2008	50,000	$48,975
7/8/2008	100,000	$111,560
7/14/2008	100,000	$84,490

Neither Marbre Services, Ltd nor Clive Fleissig has engaged in any transactions in Transwitch Corporation shares since transactions were last reported.